SEC Mail Processing Section
FEB 12 2014
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124

SECU 14045511 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter Wise Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2361 Campus Drive, Suite 100
(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Jager (949) 732-4108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 170,	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Fred G. Jager, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter Wise Securities LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California, County of Orange
Subscribed and sworn to (or affirmed) before me on this 6th day of February, 2014 by Fred G. Jager
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature ______ (seal)
Notary Public

NCC1
ANDREA RIGGIO
Commission No. 2052205
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Comm. Expires DECEMBER 20, 2017
NCC1

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of Orange

On February 6, 2014 before me, Andrea Riggio, Notary Public (here insert name and title of the officer)

personally appeared Fred G. Jager

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(ies), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Andrea Riggio, Notary Public
Signature of Notary Public

ANDREA RIGGIO
Commission No. 2052205
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Comm. Expires DECEMBER 20, 2017
NCC1
(Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Financial Statements 2013
(Title or description of attached document)

HWS, LLC
(Title or description of attached document continued)

Number of Pages _____ Document Date__________

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  ____________ (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ____________

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Hunter Wise Securities, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Hunter Wise Securities, LLC (the Company) as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Wise Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 31, 2014

Hunter Wise Securities, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$	284,901
Investments, at fair value		267
Prepaid expense		356,997
Other assets		840
Total assets	$	643,005

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	11,166
Income taxes payable		3,000
Total liabilities		14,166
Commitments and contingencies		
Member's equity		
Member's equity		628,839
Total member's equity		628,839
Total liabilities and member's equity	$	643,005

The accompanying notes are an integral part of these financial statements.

Hunter Wise Securities, LLC
Statement of Income
For the Year Ended December 31, 2013

Revenues	
Commissions	$ 1,607,736
Total revenues	1,607,736
Expenses	
Commission expense	1,306,088
Professional fees	30,922
Administrative expense allocation	73,580
Other operating expenses	43,218
Total expenses	1,453,808
Net income (loss) before income tax provision	153,928
Income tax provision	6,800
Net income (loss)	$ 147,128

The accompanying notes are an integral part of these financial statements.

Hunter Wise Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flow from operating activities:		
Net income (loss)		$ 147,128
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Prepaid expense	$ 73,578	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	1,761	
Income taxes payable	3,000	
Total adjustments		78,339
Net cash and cash equivalents provided by (used in) operating activities		225,467
Net cash and cash equivalents provided by (used in) investing activities		-
Cash flow from financing activities:		
Capital distributions	(315,500)	
Net cash and cash equivalents provided by (used in) financing activities		(315,500)
Net increase (decrease) in cash and cash equivalents		(90,033)
Cash and cash equivalents at beginning of year		374,934
Cash and cash equivalents at end of year		$ 284,901
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 6,800	

The accompanying notes are an integral part of these financial statements.

Hunter Wise Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

	Member's Equity
Balance at December 31, 2012	$ 797,211
Member's distributions	(315,500)
Net income (loss)	147,128
Balance at December 31, 2013	$ 628,839

The accompanying notes are an integral part of these financial statements.

Hunter Wise Securities, LLC
Notes to Financial Statements
December 31, 2013

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Hunter Wise Securities, LLC (the "Company"), was organized in the State of California on May 1, 2000. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company's focus is maximizing corporate value through facilitating client liquidity needs ranging from raising equity and debt to the sale of privately owned businesses and small-cap public companies.

The Company is a wholly-owned subsidiary of Hunter Wise Financial Group, LLC (the "Parent").

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined. Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INVESTMENTS, AT FAIR VALUE

Investments, at fair value consist of restricted corporate stocks received as compensation in connection with the Company's underwritting activities. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2012, these securities are carried at their fair value of $267. The Company values investments in securities for which there is no ready market value at fair value as determined by the Company's management. Estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be readily determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for securities existed.

Note 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a disregarded entity for tax purposes. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. The Company files its tax returns using the cash method of accounting. As of December 31, 2013, the income tax provision consists of the following:

Franchise tax	$	800
Gross receipts tax		6,000
Total income tax provision	$	6,800

Note 3: INCOME TAXES (Continued)

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2013, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investment, at fair value	$ 267	$ 267	$ -	$ -
Total	$ 267	$ 267	$ -	$ -

Note 5: RELATED PARTY TRANSACTIONS

The Company and the Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an administrative services agreement. At December 31, 2013 the Company incurred $73,579 in management fees paid to the Parent.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains a bank account at a financial institution. This account is insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2013, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such account and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011)	After December 15, 2011
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013)	After December 15, 2013
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013).	After December 15, 2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2013, the Company had net capital of $270,735 which was $265,735 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($14,166) to net capital was 0.05 to 1, which is less than the 15 to 1 maximum allowed.

Hunter Wise Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2013

Computation of net capital		
Member's equity	$ 628,839	
Total member's equity		$ 628,839
Less: Non-allowable assets		
Investments, at fair value	(267)	
Prepaid expense	(356,997)	
Other assets	(840)	
Total non-allowable assets		(358,104)
Net capital		270,735
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 944	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 265,735
Ratio of aggregate indebtedness to net capital	0.05 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2013.

See independent auditor's report

Hunter Wise Securities, LLC
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2013

A computation of reserve requirements is not applicable to Hunter Wise Securities, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Hunter Wise Securities, LLC
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2013

Information relating to possession or control requirements is not applicable to Hunter Wise Securities, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Hunter Wise Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2013

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Hunter Wise Securities, LLC:

In planning and performing our audit of the financial statements of Hunter Wise Securities, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

Los Angeles Chicago New York Oakland Seattle

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

> The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 31, 2014

Hunter Wise Securities, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended December 31, 2013

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Hunter Wise Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Hunter Wise Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Hunter Wise Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hunter Wise Securities, LLC's management is responsible Hunter Wise Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by Hunter Wise Securities, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 31, 2014

Hunter Wise Securities, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2013

		Amount
Total assessment	$	4,019
SIPC-6 general assessment Payment made on July 1, 2013		(1,944)
SIPC-7 general assessment Payment made on January 16, 2014		(2,075)
Total assessment balance (overpayment carried forward)	$	-